

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Yoici Ochiai
Chief Executive Officer
Pixie Dust Technologies, Inc.
2-20-5 Kanda Misaki-cho, Chiyoda-ku
Tokyo, 101-0061, Japan

       Re: **Pixie Dust Technologies, Inc.**
               Form F-1
               Exhibit Nos. 10.7 and 10.8
               Filed June 7, 2023
               File No. 333-272476

Dear Yoici Ochiai:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                         Sincerely,

                                         Division of Corporation Finance